As filed with the Securities and Exchange Commission on June 6, 2025

Securities Act File No. 333-283408

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

Brighthouse Funds Trust I

(Exact Name of Registrant as Specified in Charter)

11225 North Community House Road

Charlotte, North Carolina 28277

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (980) 365-7100

KRISTI SLAVIN

Brighthouse Investment Advisers, LLC

11225 North Community House Road, Charlotte, North Carolina 28277

(Name and Address of Agent for Service)

Copies to:

BRIAN D. MCCABE, ESQ. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199	JEREMY C. SMITH, ESQ. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036

It is proposed that this filing will become effective immediately, pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

This Post-Effective Amendment No. 1 (“Amendment”) to the Registrant’s Registration Statement on Form N-14 (File No. 333-283408) (the “Registration Statement”) relates solely to the SSGA Emerging Markets Enhanced Index Portfolio series of the Registrant. Information contained in the Registration Statement relating to any other series of the Registrant is neither amended nor superseded hereby.

EXPLANATORY NOTE

The purpose of this Amendment is to file as an exhibit to the Registration Statement, the opinion of Ropes & Gray LLP supporting the tax matters and consequences to shareholders in connection with the reorganization of SSGA Emerging Markets Enhanced Index Portfolio II (formerly, Brighthouse/abrdn Emerging Markets Equity Portfolio), a series of the Registrant, with and into SSGA Emerging Markets Enhanced Index Portfolio, a series of the Registrant, as required by Item 16(12) of Form N-14. Accordingly, this Amendment consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, to Registrant’s Form N-14 on November 22, 2024 (File No. 333-283408) and subsequently filed in definitive form pursuant to Rule 497 on December  23, 2024 (SEC Accession No. 0001193125-24-284290). This Amendment does not modify any other part of the Registration Statement. There have been no changes to the Proxy Statement/Prospectus or Statement of Additional Information as filed by the Registrant pursuant to Rule 497 on December 23, 2024.

PART C

OTHER INFORMATION

Item 15.	Indemnification

The Registrant’s Amended and Restated Agreement and Declaration of Trust provides that each Trustee and officer of the Registrant is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee or officer (1) did not act in good faith in the reasonable belief that his or her action was in or not opposed to the best interests of the Registrant; (2) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties; and (3) in a criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful. Reference is made to Article VII, Sections 4, 5, 6 and 8, of the Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 59 to the Registration Statement filed with the SEC on April 29, 2013.

The Registrant’s Participation Agreements with respect to the American Funds Insurance Series (the “AFIS Participation Agreements”) provide that certain affiliates of the Registrant are entitled to be indemnified against certain losses arising from acts by certain other parties to the AFIS Participation Agreements, including, but not limited to, acts relating to (1) making untrue statements of material fact or omissions of facts in certain related registration statements, prospectuses or statements of additional information, annual or semi-annual shareholder reports or sales literature; (2) unlawful conduct with respect to the sale of, among other things, variable annuity contracts or shares of certain related investment companies; or (3) breaching the relevant AFIS Participation Agreement or the representations or warranties therein. Certain of the AFIS Participation Agreements also indemnify certain affiliates of the Registrant against certain other parties’ failure to comply with the investment objectives, policies, and restrictions of certain related investment companies. For more specific information regarding the indemnification provisions of the Registrant’s AFIS Participation Agreements, please refer to Section 16 of the Registrant’s Participation Agreement with respect to the American Funds Insurance Series, which is incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No.  32 to the Registration Statement filed with the SEC on May 1, 2009 (“Post-Effective Amendment No. 32”); Section 20 of the Registrant’s Participation Agreement with respect to American Funds Insurance Series, which is incorporated by reference to Exhibit (e)(1)(i) to Post-Effective Amendment No. 32; and to Section 19 of the Registrant’s Participation Agreement with respect to American Funds Insurance Series, which is incorporated by reference to Exhibit (e)(1)(ii) to Post-Effective Amendment No. 32.

The Fund Participation Agreements among the Registrant, Brighthouse Investment Advisers, LLC (“BIA”), Brighthouse Securities, LLC (“Brighthouse Securities”) and certain insurance companies (the “Participation Agreements”) provide that the Company, as defined respectively in each Participation Agreement, will indemnify and hold harmless the Registrant and its trustees and officers, and any person who controls the Registrant, against certain losses, claims, damages, liabilities, or litigation to which they may become subject to under any law or otherwise, so long as the losses are related to the sale or acquisition of the Registrant’s shares or certain variable life and variable annuity contracts and arise as a result of (1) making or allegedly making untrue statements of material fact or omitting or allegedly omitting material facts in any registration statements, prospectuses or statements of additional information, annual or semi-annual shareholder reports or sales literature, provided that no indemnity shall be given if such statement or omission was made in reliance upon and in conformity with information furnished to the Company for use in such documents; (2) statements or representations (other than those statements or representations contained in the documents listed in item 1) or wrongful conduct with respect to the sale of variable life and variable annuity contracts or shares of the Registrant; (3) making or allegedly making untrue statements of material fact contained in the registration statements, prospectuses or statements of additional information, sales literature or other promotional material required to be stated therein or necessary to make the statements not misleading if such statements were furnished to the Registrant by the Company; (4) failure by the Company to provide services and furnish material under the terms of the Participation Agreements; or (5) any other material breach of the Participation Agreements by the Company.

The Participation Agreements provide that BIA and Brighthouse Securities will indemnify and hold harmless each Company and each of its directors and officers, and any person who controls each Company, against certain losses, claims, damages, liabilities, or litigation to which they may become subject to under any law or otherwise, so long as the losses are related to the sale or acquisition of the Registrant’s shares or certain variable life and variable annuity contracts and arise as a result of (1) making or allegedly making untrue statements of material fact or omitting or allegedly omitting material facts in any registration statements, prospectuses or statements of additional information, annual or semi-annual shareholder reports or sales literature, provided that no indemnity shall be given if such statement or omission was made in reliance upon and in conformity with information furnished to the Registrant, BIA or Brighthouse Securities for use in such documents; (2) statements or representations (other than those statements or representations contained in the documents listed in item 1 not supplied by BIA, Brighthouse Securities, or the Registrant or persons under their control) or wrongful conduct of BIA, Brighthouse Securities or the Registrant, with respect to the sale of variable life and variable annuity contracts or shares of the Registrant; (3) making or allegedly making untrue statements of material fact contained in the registration statements, prospectuses or statements of additional information, sales literature or other promotional material required to be stated therein or necessary to make the statements not misleading if such statements were furnished to each Company by BIA, Brighthouse Securities or the Registrant; (4) failure by BIA, Brighthouse Securities or the Registrant to provide services and furnish material under the terms of the Participation Agreements; or (5) any other material breach of the Participation Agreements by BIA, Brighthouse Securities or the Registrant.

None of the indemnified parties in the Participation Agreements discussed above shall be indemnified for any losses if such loss was caused by or arises out of that party’s willful misfeasance, bad faith or gross negligence or by reasons of such party’s reckless disregard of obligations and duties under the Participation Agreements.

For more specific information regarding the indemnification provisions of the Participation Agreements, please refer to Sections 8.1 and 8.2 of each Participation Agreement, which are incorporated by reference to Exhibits (h)(7), (h)(10), (h)(11) and (h)(12) to Post-Effective Amendment No. 81 to the Registration Statement filed with the SEC on April 27, 2017.

The Distribution Agreement (the “Distribution Agreement”) provides that Brighthouse Securities, LLC will indemnify and hold harmless the Registrant, and each of its directors and officers (or former officers and directors) and each person, if any, who controls the Trust against any loss, liability, claim, damage, or expense (including the reasonable cost of investigating and defending against the same and any counsel fees reasonably incurred in connection therewith), incurred under the federal Securities Act of 1933 or under common law or otherwise that arise out of or are based upon: (1) any untrue or alleged untrue statement of a material fact contained in information furnished by Brighthouse Securities, LLC to the Registrant for use in the Registrant’s registration statement, Prospectus, or annual or interim reports to shareholders; (2) any omission or alleged omission to state a material fact in connection with such information furnished by Brighthouse Securities, LLC to the Registrant that is required to be stated in any of such documents or necessary to make such information not misleading; (3) any misrepresentation or omission or alleged misrepresentation or omission in connection with the offer or sale of shares of the Registrant to state a material fact on the part of Brighthouse Securities, LLC or any agent or employee of Brighthouse Securities, LLC or any other person for whose acts Brighthouse Securities, LLC is responsible, unless such misrepresentation or omission or alleged misrepresentation or omission was made in reliance on written information furnished by the Registrant, or (4) the willful misconduct or failure to exercise reasonable care and diligence on the part of any such persons with respect to services rendered under the Distribution Agreement. Reference is made to Section 12 of the Distribution Agreement among the Registrant and Brighthouse Securities, LLC, which is incorporated by reference to Exhibit (e) to Post-Effective Amendment No. 83 to the Registration Statement filed with the SEC on February 6, 2018.

The Transfer Agency Agreement (the “Transfer Agency Agreement”) among the Registrant, Brighthouse Funds Trust II (“Trust II”), and Brighthouse Life Insurance Company (“BLIC”) provides that BLIC will indemnify and hold the Registrant harmless from all damages and costs, including reasonable attorneys’ fees, incurred by the Registrant as a result of BLIC’s negligence, bad faith or willful misconduct, or that of its officers, agents and employees, in the performance of the Transfer Agency Agreement. The Transfer Agency Agreement also provides that the Registrant and Trust II will severally and not jointly indemnify and hold BLIC harmless from all loss, cost, damage and expense, including reasonable expenses for counsel, incurred by BLIC resulting from any claim, demand, action or suit in connection with the performance of its duties under the Transfer Agency Agreement, or the functions of transfer and dividend disbursing agent or as a result of acting upon any instruction reasonably believed by it to have been properly executed by a duly authorized officer of the Registrant or Trust II, or upon any information, data, records or documents provided BLIC or its agents by computer tape, telex, CRT data entry or other similar means authorized by the Registrant or Trust II, provided that this indemnification shall not apply to actions or omissions of BLIC in cases of its own willful misconduct or negligence or that of its officers, agents and employees. For more specific information regarding the indemnification provisions of the Transfer Agency Agreement, please refer to Section XIV of the Transfer Agency Agreement, which is incorporated by reference to Exhibit (h)(15) to Post-Effective Amendment No.  87 to the Registration Statement filed with the SEC on January 18, 2019.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by any such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant, its Trustees and officers, are insured under a policy of insurance maintained by the Registrant within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such Trustees or officers. The policy expressly excludes coverage for any Trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Item 16.	Exhibits

Exhibit No.	Description of Exhibits

(1)(a)(1)	Amended and Restated Agreement and Declaration of Trust.[1]

(1)(a)(1)(i)	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust.[2]

(1)(a)(1)(ii)	Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust.[19]

(1)(a)(1)(iii)	Amendment No. 3 to the Amended and Restated Agreement and Declaration of Trust.[20]

(1)(a)(2)	Certificate of Trust.[3]

(1)(a)(2)(i)	Certificate of Amendment to Certificate of Trust.[2]

(2)	Amended and Restated By-Laws.[19]

(3)	None.

(4)	Form of Agreement and Plan of Reorganization.[21]

(5)	None other than Exhibits (1) and (2).

(6)(a)	Management Agreement between Brighthouse Funds Trust I (the “Registrant”) and Brighthouse Investment Advisers, LLC relating to non-fund-of-funds Portfolios.[4]

(6)(b)	Amendment No. 2 to Management Agreement between the Registrant and Brighthouse Investment Advisers, LLC relating to non-fund-of-funds Portfolios with respect to AB International Bond Portfolio and SSGA Emerging Markets Enhanced Index Portfolio.[18]

(6)(c)	Investment Subadvisory Agreement between SSGA Funds Management, Inc. and Brighthouse Investment Advisers, LLC with respect to SSGA Emerging Markets Enhanced Index Portfolio.[18]

(6)(d)	Amendment No. 1 to the Investment Subadvisory Agreement between SSGA Funds Management, Inc. and Brighthouse Investment Advisers, LLC with respect to SSGA Emerging Markets Enhanced Index Portfolio.[21]

(7)	Distribution Agreement.[2]

(8)(a)	Form of Amended Deferred Fee Agreement.[1]

(8)(a)(1)	List of participants in Deferred Fee Agreement.[5]

(9)(a)	Amended and Restated Master Custodian Agreement among State Street Bank and Trust Company, the Registrant (formerly known as Met Investors Series Trust) and Brighthouse Funds Trust II (formerly known as Metropolitan Series Fund).[6]

(9)(a)(1)	Amendment to Amended and Restated Master Custodian Agreement.[7]

(9)(a)(2)	Amendment to Amended and Restated Master Custodian Agreement.[22]

(10)(a)(1)	Distribution and Services Plan Pursuant to Rule 12b-1.[7]

(10)(a)(2)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Brighthouse Life Insurance Company.[2]

(10)(a)(3)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Brighthouse Life Insurance Company of NY.[2]

(10)(a)(4)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Metropolitan Tower Life Insurance Company.[2]

(10)(a)(5)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and New England Life Insurance Company.[2]

(10)(a)(6)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Metropolitan Life Insurance Company.[2]

(10)(b)	Plan Pursuant to Rule 18f-3.8

(11)	Opinion of Ropes & Gray LLP.[21]

(12)	Opinion of Ropes & Gray LLP on tax matters and consequences to shareholders. (Filed herewith.)

(13)(a)	Amended and Restated Master Administration Agreement among State Street Bank and Trust Company, the Registrant (formerly known as Met Investors Series Trust) and Brighthouse Funds Trust II (formerly known as Metropolitan Series Fund).[6]

(13)(a)(1)	Amendment to Amended and Restated Master Administration Agreement.[7]

(13)(a)(2)	Amendment No. 2 to Amended and Restated Master Administration Agreement.[4]

(13)(a)(3)	Amendment to Amended And Restated Master Administration Agreement.[22]

(13)(b)	Joint Management Fee Waiver Agreement among the Registrant, Brighthouse Funds Trust I and Brighthouse Investment Advisers, LLC, dated May 1, 2025.[22]

(13)(c)(1)	Participation Agreement with respect to American Funds Insurance Series.[8]

(13)(c)(2)	Participation Agreement with respect to American Funds Insurance Series.[8]

(13)(c)(3)	Participation Agreement with respect to American Funds Insurance Series.[8]

(13)(d)(1)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Metropolitan Life Insurance Company.[7]

(13)(d)(1)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Metropolitan Life Insurance Company.[15]

(13)(d)(2)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and New England Life Insurance Company.[7]

(13)(d)(2)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and New England Life Insurance Company. [15]

(13)(d)(3)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Brighthouse Life Insurance Company.[7]

(13)(d)(3)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Brighthouse Life Insurance Company.[15]

(13)(d)(4)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Brighthouse Life Insurance Company of NY.[7]

(13)(d)(4)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Brighthouse Life Insurance Company of NY.[15]

(13)(d)(5)	Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Metropolitan Tower Life Insurance Company.[7]

(13)(d)(5)(i)	Amendment to Participation Agreement among the Registrant, Brighthouse Investment Advisers, LLC, Brighthouse Securities, LLC, and Metropolitan Tower Life Insurance Company.[15]

(13)(e)	Form of Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A.[2]

(13)(e)(1)	Direct Deliver Addendum to Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A.[16]

(13)(e)(2)	Amendment to Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A.[17]

(13)(e)(3)	Amendment to Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A.[15]

(13)(e)(4)	Amendment to Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A. (Confidential portions of this exhibit have been redacted).[22]

(13)(f)	Commission Recapture Agreement between the Registrant, on behalf of each Portfolio, and Capital Institutional Services, Inc.[2]

(13)(g)	Transfer Agency Agreement among the Registrant, Brighthouse Funds Trust II, and Brighthouse Life Insurance Company.[16]

(14)	Consent of Deloitte & Touche LLP.[21]

(15)	None.

(16)	Powers of Attorney for all Trustees.[21]

(17)	Not applicable.

1.

Filed as an exhibit to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A, File Nos. 333-48456 and 811-10183 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2013, and hereby incorporated by reference.

2.	Filed as an exhibit to Post-Effective Amendment No. 83 to the Registration Statement filed with the SEC on February 6, 2018, and hereby incorporated by reference.
3.	Filed as an exhibit to the Registration Statement filed with the SEC on October 23, 2000, and hereby incorporated by reference.
4.	Filed as an exhibit to Post-Effective Amendment No. 85 to the Registration Statement filed with the SEC on April 26, 2018, and hereby incorporated by reference.
5.	Filed as an exhibit to Post-Effective Amendment No. 68 to the Registration Statement filed with the SEC on April 24, 2014, and hereby incorporated by reference.

6.	Filed as an exhibit to Post-Effective Amendment No. 58 to the Registration Statement filed with the SEC on April 25, 2013, and hereby incorporated by reference.
7.	Filed as an exhibit to Post-Effective Amendment No. 81 to the Registration Statement filed with the SEC on April 27, 2017, and hereby incorporated by reference.
8.	Filed as an exhibit to Post-Effective Amendment No. 32 to the Registration Statement filed with the SEC on May 1, 2009, and hereby incorporated by reference.

9.	Filed as an exhibit to Post-Effective Amendment No. 36 to the Registration Statement filed with the SEC on April 30, 2010, and hereby incorporated by reference.
10.	Filed as an exhibit to Post-Effective Amendment No. 42 to the Registration Statement filed with the SEC on April 29, 2011, and hereby incorporated by reference.
11.	Filed as an exhibit to Post-Effective Amendment No. 47 to the Registration Statement filed with the SEC on April 27, 2012, and hereby incorporated by reference.
12.	Filed as an exhibit to Post-Effective Amendment No. 57 to the Registration Statement filed with the SEC on April 17, 2013, and hereby incorporated by reference.
13.	Filed as an exhibit to Post-Effective Amendment No. 75 to the Registration Statement filed with the SEC on April 29, 2015, and hereby incorporated by reference.
14.	Filed as an exhibit to Post-Effective Amendment No. 79 to the Registration Statement filed with the SEC on April 27, 2016, and hereby incorporated by reference.
15.	Filed as an exhibit to Post-Effective Amendment No. 96 to the Registration Statement filed with the SEC on April 16, 2021, and hereby incorporated by reference.
16.	Filed as an exhibit to Post-Effective Amendment No. 87 to the Registration Statement filed with the SEC on January 18, 2019, and hereby incorporated by reference.
17.	Filed as an exhibit to Post-Effective Amendment No. 94 to the Registration Statement filed with the SEC on April 28, 2020, and hereby incorporated by reference.
18.	Filed as an exhibit to Post-Effective Amendment No. 90 to the Registration Statement filed with the SEC on April 26, 2019, and hereby incorporated by reference.

19.	Filed as an exhibit to Post-Effective Amendment No. 98 to the Registration Statement filed with the SEC on February 8, 2022, and hereby incorporated by reference.

20.	Filed as an exhibit to Post-Effective Amendment No. 104 to the Registration Statement filed with the SEC on April 25, 2024, and hereby incorporated by reference.

21.	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, File No. 333-283408, filed with the SEC on November 22, 2024, and hereby incorporated by reference.

22.	Filed as an exhibit to Post-Effective Amendment No. 105 to the Registration Statement filed with the SEC on April 25, 2025, and hereby incorporated by reference.

Item 17. Undertakings

(a)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and Commonwealth of Massachusetts as of the 6th day of June, 2025.

BRIGHTHOUSE FUNDS TRUST I (Registrant)

By:	/s/ Kristi Slavin Kristi Slavin President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and as of the date(s) indicated.

Signature		Title	Date

/s/ Kristi Slavin Kristi Slavin		President and Chief Executive Officer (Principal Executive Officer)	June 6, 2025

/s/ Alan R. Otis Alan R. Otis		Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 6, 2025

Stephen M. Alderman* Stephen M. Alderman		Trustee	June 6, 2025

Robert J. Boulware* Robert J. Boulware		Trustee	June 6, 2025

Susan C. Gause* Susan C. Gause		Trustee	June 6, 2025

Nancy Hawthorne* Nancy Hawthorne		Trustee	June 6, 2025

John Rosenthal* John Rosenthal		Trustee	June 6, 2025

Dawn M. Vroegop* Dawn M. Vroegop		Trustee	June 6, 2025

* By:	/s/ Brian D. McCabe Brian D. McCabe Attorney-in-Fact**

**  Pursuant to Power of Attorney for each Trustee filed as an Exhibit to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, filed with the Securities and Exchange Commission on November 22, 2024.

Brighthouse Funds Trust I

Exhibit Index

(12)	Opinion of Ropes & Gray LLP on tax matters and consequences to shareholders.